SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

26 August 2005

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 26 August 2005	By:	/s/ D Paige

	Name:	D Paige
	Title:	Group Risk Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Director PDMR Shareholding – AKH - release dated 19 August 2005.

99.2	Director PDMR Shareholding – AN - release dated 19 August 2005.

99.3	Director PDMR Shareholding – APL - release dated 19 August 2005.

99.4	Director PDMR Shareholding – DVP - release dated 19 August 2005.

99.5	Director PDMR Shareholding – JEC release dated 19 August 2005.

99.6	Director PDMR Shareholding – JT - release dated 19 August 2005.

99.7	Director PDMR Shareholding – MGC - release dated 19 August 2005.

99.8	Director PDMR Shareholding – MRC - release dated 19 August 2005.

99.9	Director PDMR Shareholding – NM - release dated 19 August 2005.

99.10	Director PDMR Shareholding – SL - release dated 19 August 2005.

99.11	Director PDMR Shareholding – PW - release dated 19 August 2005.

99.12	Holding(s) in Company – release dated 19 August 2005.

99.13	Holding(s) in Company – release dated 22 August 2005.

99.14	Scrip Dividend Scheme – release dated 24 August 2005.